                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)


               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)


                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)


                                 683770R 10 9
                                 ------------
                                (CUSIP Number)

                             Halvor Mansaker, Esq.
                                  Telenor AS
                              Universitetsgatan 2
                              N-0164 Oslo, Norway
                                 47-22-779-160
                                 -------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 23, 2000
                                 _____________
                     (Date of Event which Requires Filing
                              of this Statement)

                                   Copy to:

                           Peter S. O'Driscoll, Esq.
                               Coudert Brothers
                               60 Cannon Street
                                London EC4N 6JP
                                    England
                                44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 68370R 10 9
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor East Invest AS
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5.
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Norway
------------------------------------------------------------------------------
                           SOLE VOTING POWER
                     7.
     NUMBER OF
                           11,548,067/1/
      SHARES       ------------------------------------------------------------
                           SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY              -0-
                   ------------------------------------------------------------
       EACH                SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                           11,548,067/1/
      PERSON       ------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
       WITH          10.
                           -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      11,548,067/1/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.92% of the outstanding Common Stock (27.82% of the outstanding voting capital stock)/2/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!


/1./ Represents 8,902,201 shares held directly by the Reporting Person, 1,800,400 shares subject to the option discussed in Item 4 herein and 845,466 shares subject to the pledge discussed in Item 4 herein.
/2./ For the purposes of this Amendment No. 6, these percentages have been calculated assuming (i) the issuance of 7,000,000 shares by the Issuer, (ii) the full exercise by the Reporting Person of its option to purchase up to 1,800,400 shares, in each case, as discussed in Item 4 herein and (iii) the enforcement of the Reporting Person's security interest in all 845,466 shares subject to a pledge, as discussed in Item 4 herein.

                                 SCHEDULE 13D
CUSIP No.  68370R 10 9
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telenor AS
      000-00-0000
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      AF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]

      N/A
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER

     NUMBER OF
                          11,548,067/3/
      SHARES       -----------------------------------------------------------
                    8.    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER

    REPORTING
                          11,548,067/3/
      PERSON       -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
       WITH
                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      11,548,067/3/
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.92% of the outstanding Common Stock (27.82% of the outstanding voting capital stock)/4/
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------
                    * See Instructions before Filling Out!

/3./ The Reporting Person disclaims beneficial ownership of all shares. /4./ See footnote 2.
      ---

                                  SCHEDULE 13D

Item 1.       Security and Issuer
              -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS and Telenor AS, is hereby amended and supplemented with respect to the items set forth below.

Item 2.       Identity and Background
              -----------------------

     This amendment to the statement on Schedule 13D is being filed jointly by Telenor East Invest AS and Telenor AS, with respect to the loans by Telenor East Invest AS to VimpelCom in an aggregate principal amount of up to US$50,000,000 (the "Loans") and the grant of an option by VimpelCom to Telenor East Invest AS to purchase, subject to the prior repayment in full of the Loans, all interest accrued thereon and all fees owing in connection therewith by VimpelCom, (a) shares of Common Stock, (b) American Depositary Shares ("ADSs"), each representing 3/4 of one share of Common Stock and/or (c) notes, bonds, debentures or similar instruments convertible or exchangeable into Common Stock or ADSs ("Notes").

          TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0130 Oslo
          Norway

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f)   The following information sets forth the name,
citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Each of the directors and executive officers of Telenor East Invest AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Keysers Gate 13/15, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS
     -----------------------------------



     Name and Business Address         Present Principal Occupation
     -------------------------         ----------------------------

     Terje Thon                        Senior Executive Vice President,
     Universitetsgatan 2               Telenor AS
     N-0164 Oslo, Norway

     Torstein Moland                   Executive Vice President and Chief
     Universitetsgatan 2               Financial Officer, Telenor AS
     N-0164 Oslo, Norway

     Ole Johan Haga                    Project Manager, Telenor International
                                       Center


     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
     --------------------------------------------

     Name and Business Address         Present Principal Occupation
     -------------------------         ----------------------------

     Henrik Torgersen                  President and Executive Vice President
                                       of Telenor AS


     (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR AS

     (a)   Telenor AS, a corporation formed under the laws of Norway.

     (b)   Universitetsgatan 2
           N-0164 Oslo
           Norway

     (c) Telenor AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

     (d) During the last five years, Telenor AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor AS. Except as otherwise indicated, the business address of each of such persons is Universitetsgatan 2, N- 0164 Oslo, Norway.

DIRECTORS OF TELENOR AS
-----------------------

Name and Business Address         Citizenship      Present Principal Occupation
-------------------------         -----------      ----------------------------

Eivind Reiten                     Norway           Executive Vice President
Norsk Hydro ASA
Bygdoy Alle 2
N-0240 Oslo
Norway

Kari Broberg                      Norway           Chief Executive Officer
Hoffsveien 21/23
N-0275 Oslo
Norway

Inge K. Hansen                    Norway           Chief Financial Officer and
Den norske stats oljeselskap AS                    Executive Vice President
N-4035 Stavanger
Norway

Ashild Bendiktsen                 Norway           Chief Financial Officer
Entrepenor Bendiktsen & Aasen A
Salangsverket
N-9350 Sjovegan
Norway

Bente Neegard Halvorsen           Norway           Head Treasurer
LO
Youngs gate 11
N-0181 Oslo

Mai Buch                          Denmark          Corporate Adviser
Competence House AS
Symbion, Frubjergvej 3
2100 Kobenhavn O
Denmark

Svein Eivind Solheim              Norway           Employee Representative
Telenor AS

P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Irma Tystad                       Norway           Employee Representative
Telenor AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway

Harald Stavn                      Norway           Employee Representative
Telenor AS
P.O. Box 6701 St. Olavs plass
N-0130 Oslo
Norway


EXECUTIVE OFFICERS OF TELENOR AS
--------------------------------

Name and Business Address         Citizenship    Present Principal Occupation
-------------------------         -----------    ----------------------------

Tormod Hermansen                  Norway         President and Chief Executive
                                                 Officer

Ole Petter Hakonsen               Norway         Executive Vice President

Terje Thon                        Norway         Executive Vice President

Arve Johansen                     Norway         Senior Vice President

Jon Fredrik Baksaas               Norway         Executive Vice President

Torstein Moland                   Norway         Executive Vice President and
                                                 Chief Financial Officer

Gun Bente Johansen                Norway         Executive Vice President

Jan Edvard Thygesen               Norway         Senior Vice President

Morten Lundal                     Norway         Senior Vice President

Stig Eide Sivertsen               Norway         Senior Vice President

Jan Kare Pedersen                 Norway         Senior Vice President

Peter Darpo                       Sweden         Senior Vice President

     (d) During the last five years, none of the above executive officers and directors of Telenor AS has been convicted in a criminal proceeding.

     (e) During the last five years, none of the above executive officers and directors of Telenor AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

       The amount and source of funds used in connection with the Loans and Telenor East Invest AS's potential purchase of shares of Common Stock, ADSs and/or Notes is US$50,000,000, interest thereon under, and fees payable in connection with, the Loan Agreement (as herein after defined), and such amount as Telenor East Invest AS may spend in excess of US$50,000,000 to acquire such number of New Shares and/or New ADSs (as herein after defined) and/or such amount of Notes as, in the aggregate and after giving effect to the conversion of any Notes, would permit Telenor East Invest AS to maintain a 25.72% interest in the voting capital stock of VimpelCom, in each case, contributed from Telenor East Invest AS's working capital.

Item 4.      Purpose of Transaction
             ----------------------

       Under the Working Capital Bridge Facility dated as of June 23, 2000,
(the "Loan Agreement") between VimpelCom, as the borrower, and Telenor East Invest AS ("Telenor"), as the lender, Telenor has agreed to lend, and VimpelCom has agreed to borrow, an aggregate principal amount of up to but not exceeding US$50,000,000 to finance certain of VimpelCom's ongoing operations, as described in the sixth paragraph of this section. The Loans will mature on (a) the date that is 150 calendar days after June 23, 2000 (which date will be November 20, 2000) (the "Initial Maturity Date") or (b) if the Loan is extended, January 27, 2001. However, if Telenor exercises its option under the Primary Agreement (as defined and described herein), the Loans, all interest accrued thereon and fees owing under the Loan Agreement will become due and payable on the date that is at least one (1) business day prior to the date of closing of any purchase of Common Stock, ADSs and/or Notes by Telenor under the Primary Agreement. Interest on the outstanding principal amount of the Loans will accrue as described under "Description of Loan Agreement - Interest."

       On June 29, 2000, Telenor made its first disbursement of the Loans to VimpelCom, in the principal amount of US$15,000,000, upon VimpelCom's submission of a request for this disbursement and fulfillment of the conditions precedent to this disbursement, as described under "Description of Loan Agreement -Amount; Disbursements" and " - Conditions precedent to disbursement." On July 6, 2000, Telenor made its second disbursement of the Loans to VimpelCom, in the principal amount of US$35,000,000, upon VimpelCom's submission of a request for this disbursement and the waiver of certain of the conditions precedent to this disbursement, as described under "Description of Loan Agreement - Amount; Disbursements" and "- Conditions precedent to disbursement."

       On April 13, 2000, the shareholders of VimpelCom approved the issuance of up to 7,000,000 shares of Common Stock (the "New Shares") to VimpelCom Finance B.V., a Dutch private company with limited liability which is a wholly-owned subsidiary of VimpelCom, and/or other special purpose financing vehicles designated by VimpelCom Finance B.V. for the purpose of raising additional financing through public and/or private offerings of debt and/or equity securities in the international capital markets. VimpelCom Finance B.V. and the special purpose financing vehicles designated by VimpelCom Finance B.V. are referred to collectively, herein, as the "Sellers." The issuance of these New Shares will result in the dilution of Telenor's current 25.72% interest in the voting capital stock of VimpelCom.

       To induce Telenor to enter into the Loan Agreement, VimpelCom has caused the Sellers to enter into the Primary Agreement (Financing Vehicles) dated as of June 23, 2000 (the "Primary Agreement"), pursuant to which the Sellers have granted Telenor an option to purchase (subject to mandatory exercise as described below) (a) New Shares, (b) new ADSs, each representing 3/4 of one New Share (the "New ADSs"), and/or (c) Notes. The Sellers' right to undertake a Public Offering (as defined in the Primary Agreement and described herein) of New Shares, New ADSs and/or Notes, and Telenor's obligation to exercise its option, is subject to VimpelCom's prior repayment in full of the outstanding principal amount of the Loans, all interest accrued thereon and all fees owing under the Loan Agreement. The amount of New Shares, New ADSs and/or Notes in respect of which Telenor is obligated to exercise its option will be equal to the aggregate outstanding principal of the Loans, all interest accrued thereon and all fees owing under the Loan Agreement. However, a portion of the New Shares or New ADSs (but not the Notes) may also be subject to an option proposed to be granted, by VimpelCom or a Seller, to a third party lender (the "Third Party Lender"). In such case, the number of New Shares and/or New ADSs Telenor would be obligated to purchase would be reduced. In no event may Telenor's purchase of New ADSs, New Shares and/or Notes cause Telenor's equity interest in VimpelCom's outstanding voting capital stock to exceed 25.72% of such voting capital stock (determined on the basis that all Notes are treated as having been fully converted into or exchanged for Common Stock). If Telenor exercises its options under the Primary Agreement, it will purchase the New Shares, New ADS and/or Notes for investment purposes.

     Under Russian law, VimpelCom must file and register a placement report regarding the issuance of the New Shares with the Federal Commission on the Securities Markets (the "FCSM") of the Russian Federation no earlier than two weeks after disclosure in the FCSM's bulletin of the completion of the placement of the New Shares with the Sellers. The FCSM may refuse to register the report in the event that VimpelCom violated Russian law in the issuance process or the report contains false information. The FCSM must notify VimpelCom of such refusal, and give VimpelCom the opportunity to correct any defects. If VimpelCom fails to correct such defects within a certain period of time, the FCSM may declare the issuance invalid, and VimpelCom will be obligated to cancel the New Shares and return the purchase price to the Sellers. In such event, Telenor would be unable to exercise its option as contemplated in the Primary Agreement. To provide VimpelCom with access to additional financing in such circumstances, the Loan Agreement contemplates that KB Citibank T/O (a bank established under the laws of the Russian Federation and an affiliate of Citibank, N.A.), will issue a guarantee in favor of Telenor in an amount equal to or exceeding the aggregate amount of the Loan plus estimated accrued interest, fees and other amounts payable under the Loan Agreement (the "Citibank Guarantee"). If the FCSM shall have failed to register the placement report regarding the issuance of the New Shares to the Sellers within thirty-five (35) days of VimpelCom's filing of such report, then Telenor may make a demand under the Citibank Guarantee in an amount equal to the sum of the amounts Telenor has paid the Sellers for the New Shares, New ADSs and/or Notes under the Primary Agreement. Upon Telenor's receipt of the proceeds of such demand, Telenor is, except in certain limited circumstances, obligated to disburse an equivalent amount to VimpelCom under the Loan Agreement.

          Under the terms of the Loan Agreement, VimpelCom was obligated to use the proceeds of the Loans to develop and operate its D-AMPS and GSM 900/1800 Cellular Network in the City of Moscow and the Moscow Region, implement its new billing and IT systems, develop its distribution system, invest in the development of its regional licenses, invest in its Internet-related businesses, refinance any of its debt and/or redeem shares of VimpelCom tendered by certain of its shareholders following its extraordinary meeting of shareholders on April 13, 2000. Under the terms of the Waiver Letter (as hereinafter defined), VimpelCom is obligated to use the proceeds of the second Disbursement to (i) pay amounts owing under the Lease Agreements (as hereinafter defined) and (ii) pay taxes and interest rate breakage costs owing as a consequence of such payments.

     In connection with the Loans and the option, in addition to the Loan Agreement and the Primary Agreement, Telenor entered into the following agreements:

     (a) a Contract of Pledge of Shares dated June 23, 2000 (the "Share Pledge") between the "Bee Line" Non-Profit Fund (the "Bee Line Fund") and Telenor;

     (b) a Guarantee Agreement dated as of June 23, 2000 (the "Guarantee") between VimpelCom and Telenor; and

     (c) a Letter Agreement (the "Letter Agreement") dated June 23, 2000 by and among VimpelCom, Telenor, Dr. Dmitri Borisovich Zimin ("Dr. Zimin"), Glavsotkom LLC and the Bee Line Fund.

Description of Loan Agreement
-----------------------------

     Amount; Disbursements

     The Loan Agreement contemplated that the Loans would be disbursed (a) in two (2) disbursements at the request of VimpelCom, and (b) in the circumstance described above in relation to the Citibank Guarantee, in a third, automatic disbursement by Telenor (the "Mandatory Disbursement"). In the case of the first two (2) disbursements, VimpelCom was entitled to request a disbursement by submitting to Telenor an original application for disbursement (a "Disbursement Application"). On June 29, 2000, Telenor made the first disbursement to VimpelCom in the aggregate principal amount of US$15,000,000, upon VimpelCom's submission of a Disbursement Application and fulfillment of conditions precedent to this disbursement.
     Under the terms of the Loan Agreement, VimpelCom was entitled to request at any time from July 1, 2000 through August 31, 2000, the second disbursement in the amount of US$35,000,000. However, under the terms of the Loan Agreement, VimpelCom did not have the right to request the second disbursement unless (x) VimpelCom had entered into a loan agreement with the Third Party Lender (the "Third Party Lender Loan Agreement") and, prior to or simultaneously with its request, VimpelCom had requested a loan from the Third Party Lender in an amount not less than US$30,000,000 pursuant to such Third Party Lender Loan Agreement and (y) VimpelCom had not made an offering or other disposition of New Shares, New ADSs and/or Notes. Pursuant to a letter agreement dated July 5, 2000 (the "Waiver Letter") between Telenor and VimpelCom, Telenor waived the condition precedent to the second disbursement which would have required VimpelCom to have borrowed US$30,000,000 from the Third Party Lender and certain other conditions precedent. On July 6, 2000, Telenor made the second disbursement to VimpelCom in the aggregate principal amount of US$35,000,000, upon VimpelCom's submission of a Disbursement Application and fullfillment of the conditions precedent to the second disbursement specified in the Waiver Letter and in the Loan Agreement (other than those which were waived).

     Mandatory Disbursement

     The Loan Agreement provides that if the FSCM shall have failed to register the report on the results of the issuance of New Shares to the Sellers within thirty-five (35) days of VimpelCom's filing of such report, then Telenor shall make a demand under the Citibank Guarantee. Telenor's demand shall be in an amount equal to the sum of the amounts Telenor has agreed to pay the Sellers for the New Shares, New ADSs and/or Notes under the Primary Agreement. Under the terms of the Citibank Guarantee, Citibank will not be obligated to honor such demand unless it has received irrevocable instructions from Telenor to disburse an equivalent amount to VimpelCom under the Loan Agreement.

     Suspension and Cancellation

     Telenor may suspend or cancel VimpelCom's right to the Mandatory Disbursement only if (x) an Event of Default described in Section 7.01(d) (Nationalization) or Section 7.01(e) (Bankruptcy) of the Loan Agreement has occurred and is continuing or (y) the Mandatory Disbursement is to be made after the Initial Maturity Date and the Loan has not been extended, as described under "Description of Loan Agreement - Repayment."

     Charges, Commissions and Fees

     The Loan Agreement requires VimpelCom to pay to Telenor, on the Initial Maturity Date, or if the term of the Loan is extended, January 27, 2001, (a) a structuring fee of US$200,000, (b) a facility fee of US$600,000 and (c) if Telenor makes the Mandatory Disbursement, a Further Advance Fee equal to the sum of the Margin (as defined in the Loan Agreement and discussed herein) plus the Interbank Rate (as defined in the Loan Agreement and discussed herein) for the period from (and including) the closing of Telenor's purchase of New Shares, New ADSs and/or Notes pursuant to the Primary Agreement to (but excluding) the date on which Telenor made the Mandatory Disbursement to VimpelCom.

     Interest

     VimpelCom is obligated to pay interest on the principal amount of the Loans from time to time outstanding during each Interest Period (as defined in the Loan Agreement and discussed herein) at a rate equal to the sum of the Margin plus the Interbank Rate for such Interest Period. The "Margin" is defined as
(a) 3.00% per annum until the Initial Maturity Date, or, if the Loan is extended, until December 27, 2000, and (b) 5.00% per annum thereafter. The "Interbank Rate" is defined as, for a particular Interest Period, the British Bankers Association's offered rate for deposits in US dollars having a duration of six (6) months which appears on page 3750 on Telerate (or such other page as may replace page 3750) as of 11:00am London time, on the date that is two (2) business days prior to the first day of such Interest Period. "Interest Period" is defined as (a) a period commencing on the date of a disbursement and ending on (i) the Initial Maturity Date, or if the Loan is extended, January 27, 2001, and each anniversary thereof and (ii) each date falling six (6) months after such date or (b) as the case may be, commencing on the last day of the previous Interest Period and ending six (6) months thereafter.

     Interest on the Loans shall be due and payable on (a) the Initial Maturity Date, or if the Loan is extended, January 27, 2001, and each anniversary thereof and (b) each date falling six (6) months after such date (each an "Interest Payment Date"). Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period, be calculated on the basis of the actual number of days elapsed and a 360-day year, and be compounded at the end of each Interest Period unless paid on the relevant Interest Payment Date.

     Telenor shall determine the interest rate applicable to the relevant Interest Period on the date that is two (2) business days prior to the first day of such Interest Period, and give notice thereof to VimpelCom.

     Default Interest

     If VimpelCom fails to pay when due any amount under the Loan Agreement, the overdue amount shall bear interest at a rate equal to the sum of 7.00% per annum plus the interest rate per annum offered in the London interbank market on the date that is two (2) business days prior to the first day of the relevant Default Interest Period (as defined in the Loan Agreement and discussed herein) (or at Telenor's option, on the first day of the Default Interest Period) for a deposit in US dollars of an amount comparable to the overdue amount for a period equal to the relevant Default Interest Period, or, if Telenor determines that deposits in US dollars are not being offered in the London interbank market in such amounts or for such period, the cost to Telenor (expressed as a rate per annum) of funding the overdue amount from whatever sources it selects. As used in the Loan Agreement, "Default Interest Period" means, with respect to any amount not paid when due under the Loan Agreement, the period commencing on the day on which such payment becomes due, or as the case may be, the last day of the previous such period with respect to such overdue amount, and ending on a business day selected by Telenor.

     Default interest shall be due and payable upon demand. Default interest shall accrue from day to day from the due date to the date of actual payment, after as well as before any arbitral award, judgment and/or court ruling, shall be calculated on the basis of the actual number of days elapsed and a 360-day year, and shall be compounded at the end of each Default Interest Period.

     Repayment

     VimpelCom is obligated to repay the Loans in full in a single installment on the Initial Maturity Date. However, if VimpelCom receives a license from the Central Bank of the Russian Federation authorizing payments under the Loan Agreement to be made until January 27, 2001 or a later date (the "Central Bank License"), VimpelCom's obligation to repay the Loans in full in a single installment will be extended automatically to January 27, 2001.

     Mandatory Prepayments

     VimpelCom is obligated to repay the Loans in full, together with the fees and all accrued interest and other amounts payable under the Loan Agreement at least one (1) business day prior to the date of the closing of Telenor's purchase of New Shares, New ADSs and/or Notes pursuant to the Primary Agreement.

     Voluntary Prepayments

     VimpelCom may prepay all or any part of the principal amount of the Loans then outstanding on ten (10) days' notice to Telenor, provided that VimpelCom pays Telenor at the same time all accrued interest, fees and other amounts payable under the Loan Agreement, and, if VimpelCom makes a partial prepayment, the partial prepayment is in an amount not less than US$5,000,000 and in integral multiples of US$1,000,000.

     Conditions Precedent to Disbursement

     Telenor's obligation to make the first disbursement of the Loans was subject to the fulfillment of certain customary conditions precedent. As discussed above, on June 29, 2000, VimpelCom fulfilled these conditions precedent and borrowed the first disbursement of the Loans.

     Telenor's obligation to make the second disbursement of the Loans was subject to additional conditions precedent, including, among others (a) the delivery of (i) executed originals of the Citibank Guarantee and (ii) an agreement between Citibank, N.A. and VimpelCom (or an affiliate of VimpelCom) pursuant to which Citibank will agree to lend VimpelCom or its affiliate at least one (1) business day prior to the closing of Telenor's purchase of New Shares, New ADSs and/or Notes pursuant to the Primary Agreement for a period extending through such closing, an amount equal to the outstanding principal amount of the Loans, fees, all accrued interest and other amounts payable under the Loan Agreement (the "Citibank Agreement"), (b) the delivery of (i) certified copies of the approval of the matters submitted for approval by the shareholders at VimpelCom's annual general shareholders' meeting and the approval by the Board of Directors of VimpelCom of the Third Party Lender Loan Agreement and
(ii) an agreement to be entered into between VimpelCom or an affiliate and the Third Party Lender pursuant to which the Third Party Lender shall have the option to purchase New Shares or New ADSs (the "Third Party Lender Agreement") and (c) the Third Party Lender's disbursement to VimpelCom of not less than US$30,000,000 under the Third Party Lender Loan Agreement. Pursuant to the Waiver Letter, Telenor waived the conditions precedent to the second disbursement referred to in clauses (a) (requiring delivery of the Citibank Guarantee and the Citibank Agreement), (b) (requiring delivery of certain approvals of VimpelCom's board of directors and shareholders) and (c) (requiring VimpelCom to have borrowed US$30,000,000 from the Third Party Lender) above.

     Under the terms of the Waiver Letter, Telenor required VimpelCom to provide Telenor with the following additional items as conditions precedent to the second disbursement: (a) a copy of the Third Party Lender Loan Agreement, duly executed and delivered by the Third Party Lender and VimpelCom, (b) evidence satisfactory to Telenor that VimpelCom had borrowed approximately US$50,000,000 under its credit facility with Sbergatelniy Bank, (c) a letter from Citibank addressed to VimpelCom and Telenor confirming Citibank's intention to enter into the Citibank Agreement and to provide the Citibank Guarantee and (d) a letter from Ericsson Project Finans AB or AB Ericsson Finans (collectively, the "Lessors") addressed to VimpelCom confirming that the Lessors would immediately apply all amounts paid to them by VimpelCom under the lease agreements to which they and VimpelCom are party (the "Lease Agreements") to the payment in full of all amounts owed under a loan agreement to which the Lessors, ING Bank N.V. and certain other lenders are party. These conditions precedent were fulfilled by VimpelCom, and on July 6, 2000, Vimpelcom borrowed the second disbursement of the Loans.

     Affirmative Covenants

     In the Loan Agreement, VimpelCom has undertaken to Telenor to perform and comply with certain covenants, including the use of proceeds covenant described above. VimpelCom has also undertaken to obtain the Central Bank License by the date that is 120 calendar days after June 23, 2000 (which date will be October 21, 2000). VimpelCom has undertaken to take any and all action required to cause the pledge order in respect of the shares of Common Stock to be pledged by the Bee Line Fund as security for the Loans to be registered by Russian closed joint stock company National Registry Company (the "NRC"), the shareholder registrar of VimpelCom, on the earlier of (x) the date of any Event of Default and (y) January 27, 2001, if the Loans have not been repaid in full by such date. VimpelCom has undertaken to use its best efforts to issue or cause to be issued, as the case may be, New Shares or New ADSs to the relevant Seller(s) and/or Notes by a Seller on or before a date agreed on by VimpelCom and Telenor in an amount sufficient for Telenor to exercise its rights in full under the Primary Agreement.

     To induce Telenor to waive certain of the conditions precedent to the second disbursement of the Loans, VimpelCom made certain additional undertakings to Telenor in the Waiver Letter, including undertaking to apply all of the proceeds of the second disbursement to the payment of amounts owing under the Lease Agreements and documents related thereto, together with taxes and interest rate breakage costs payable as a consequence of the making of such payments. VimpelCom undertook to provide Telenor with copies of the Citibank Agreement and the Citibank Guarantee, copies of certain approvals of VimpelCom's shareholders and board of directors and schedules of VimpelCom's assets which are and are not subject to liens, each within a specified time period, and on an ongoing basis, copies of correspondence and any new agreements with the Lessors or ING Bank N.V. to which VimpelCom is also a party. VimpelCom also undertook to use its best efforts to ensure that, as soon as possible and, in any event, no later than July 31, 2000, a disbursement is made under the Third Party Lender Loan Agreement in an amount not less than US$30,000,000. If such disbursement has not been made on or prior to July 31, 2000, VimpelCom has agreed to provide Telenor with additional security for the Loans in the form of domestic accounts receivable of VimpelCom having a value at all times equal to one-half of the unpaid principal amount of the Loans and all other amounts owing under the Loan Agreement and to obtain the approval of the grant of such security interest from the disinterested shareholders of VimpelCom.

     Negative Covenants

     In addition to its affirmative undertakings described above, in the Loan Agreement, VimpelCom has undertaken to Telenor to refrain from taking certain actions, including (a) declaring or paying dividends on its share capital (subject to certain exceptions), (b) guaranteeing or becoming obligated for the financial obligations of another person, except in connection with the debt of any of VimpelCom's subsidiaries, (c) entering into any agreement whereby VimpelCom's income or profits might be shared with another person

(subject to certain exceptions), or entering into any management contracts whereby VimpelCom's business or operations are managed by another person, (d) making certain kinds of investments, including forming any new subsidiaries (subject to certain exceptions) and making loans to other persons, except for loans to subsidiaries and investments in short-term investment grade marketable securities, (e) amending its charter (except for amendments required to comply with applicable law), (f) issuing any shares other than the New Shares, (g) prepaying any long-term debt (i.e., debt that has a repayment term of more than one (1) year) (subject to certain exceptions), (h) selling or otherwise disposing of all or a substantial part of its or its subsidiaries' assets (provided that VimpelCom may sell less than 50% of its assets outside of the City of Moscow and the Moscow Region) or (i) undertaking any merger, consolidation or reorganization of VimpelCom or its subsidiaries, except for mergers between VimpelCom and any subsidiary or between any of VimpelCom's subsidiaries.

     Events of Default

     The Loan Agreement provides that each of the following events and occurrences shall constitute an Event of Default:

     (a) VimpelCom failing to pay when due any principal of, or interest on, the Loans;

     (b) VimpelCom or any other party (other than Telenor) failing to perform in a timely manner any of its obligations under the Loan Agreement, the Primary Agreement, the Purchase Agreement (as defined in the Primary Agreement and discussed herein), the Citibank Agreement, the Citibank Guarantee, the Guarantee, the Letter Agreement, the Third Party Lender Loan Agreement, the Third Party Lender Agreement, the Share Pledge, or any Disbursement Application (collectively, the "Financing Agreements") or any other agreement between VimpelCom and Telenor, and, if capable of remedy, such failure to perform is continuing for a period of thirty (30) days after Telenor has given VimpelCom notice thereof;

     (c) Any representation or warranty made or confirmed by VimpelCom, any Seller or any of Dr. Zimin, the Bee Line Fund, and Glavsotkom L.L.C. in any Financing Agreement being false or misleading when made or confirmed;

     (d) The nationalization of all or any substantial part of the property or other assets of VimpelCom or of its share capital;

     (e) The occurrence of certain events relating to the bankruptcy, liquidation or reorganization of VimpelCom, KB Impuls (a subsidiary of VimpelCom through which VimpelCom holds its GSM-1800 licenses for the City of Moscow and the Moscow Region) or any Seller;

     (f) Any debt (subject to certain exceptions) of VimpelCom in an amount exceeding US$5,000,000 (or such lesser amount, if any, as is specified in the corresponding event of default provision in the Third Party Lender Loan Agreement) is not paid when due, or a default of any material nature occurs under any agreement pursuant to which there is outstanding any debt in an amount exceeding US$5,000,000 (or such lesser amount, if any, as is specified in the corresponding event of default provision in the Third Party Lender Loan Agreement) and such default continues beyond any applicable period of grace, or any such debt becomes due and payable prior to its maturity or is placed on demand;

     (g) VimpelCom failing to obtain the Central Bank License by October 14, 2000 and such failure continuing for two (2) business days after October 21, 2000;

     (h) VimpelCom failing to uphold its covenants to refrain from selling or otherwise disposing of all or a substantial part of its or its subsidiaries' assets (provided that VimpelCom may sell less than 50% of its assets outside of the City of Moscow and the Moscow Region) or undertaking any merger consolidation or reorganization of VimpelCom or its subsidiaries, except for mergers between VimpelCom and any subsidiary or between any of VimpelCom's subsidiaries; or

     (i) Subject to certain exceptions, any circumstance or event occurring after the date of the Loan Agreement, which, in the reasonable opinion of Telenor, is likely to have a material adverse effect on the business, assets, financial condition or results of operations of VimpelCom and its subsidiaries taken as a whole, or upon VimpelCom's ability to perform its obligations under the Loan Agreement or the Financing Agreements.

In addition, in the Waiver Letter, VimpelCom agreed that any breach of its undertaking concerning the application of proceeds of the second disbursement, its undertaking to use best efforts to ensure the disbursement of US$30,000,000 under the Third Party Lender Loan Agreement or its undertaking to provide additional security for the Loans would constitute an Event of Default of the type described in clause (b) above, unless VimpelCom had used its best efforts to perform such undertakings and its breach was not due to its own action or failure to act.

     If any of the Events of Default described above occurs and is continuing, then Telenor, at its option, may declare all or any portion of the principal of, and interest accrued on the Loans (together with any other amounts accrued or payable under the Loan Agreement) to be either (a) due and payable on demand or
(b) immediately due and payable without any further notice and without any presentment, demand or protest of any kind. However, upon the occurrence of certain events relating to the bankruptcy, liquidation or reorganization of VimpelCom, KB Impuls or any Seller, then all principal of, and accrued interest on, the Loans (together with the fees and any other amounts accrued or payable under the Loan Agreement) shall automatically become due and payable without any presentment, demand, protest or notice of any kind.

     Termination

     The Loan Agreement will continue in force until the date that Telenor's obligation to make disbursements of Loans has terminated in accordance with the terms of the Loan Agreement, or, if later, until all moneys payable under the Loan Agreement have been paid in full.

Description of Primary Agreement
--------------------------------

     Grant of Options

     Under the Primary Agreement, the Sellers have granted Telenor (a) an irrevocable option (the "Share Option") to purchase such number of New Shares or New ADSs (the "Option Shares") as can be purchased at the Applicable Price (as defined in the Primary Agreement and discussed herein) for an aggregate amount equal to US$50,000,000 (or, if the aggregate amount of the disbursements under the Loan Agreement is less than US$50,000,000 then the aggregate amount of the disbursements) plus accrued interest and fees under the Loan Agreement and (b) an irrevocable option (the "Note Option") to purchase such aggregate principal amount of Notes (the "Option Notes") as can be purchased at the Applicable Price for an aggregate amount equal to US$50,000,000 (or, if the aggregate amount of the disbursements under the Loan Agreement is less than US$50,000,000, then the aggregate amount of the disbursements), plus accrued interest and fees under the Loan Agreement; provided, however, that Telenor will not be obligated to exercise the Share Option and the Note Option together in an amount which exceeds US$50,000,000 (or, if the aggregate amount of the disbursements under the Loan Agreement is less than US$50,000,000, then the aggregate amount of the disbursements) plus accrued interest and fees under the Loan Agreement.

     The Option Shares and the Option Notes are referred to herein, collectively, as the "Option Securities." The Note Option and the Share Option are referred to, herein, collectively as the "Securities Options."

     The Share Option and the Note Option are subject to the following conditions:

     (i) if (A) the Loans plus accrued interest and fees are repaid in full prior to the earlier of (1) any disposition by any Seller of any New Shares or New ADSs and (2) a date agreed on by VimpelCom and Telenor, (B) one or more of the Sellers undertakes a public offering in accordance with procedures customary in underwritten securities offerings in the United States by issuers organized under the laws of the Russian Federation (a "Public Offering") and (C) the Third Party Lender has exercised its option under the Third Party Lender Agreement, then (x) Telenor shall, subject to Telenor's obligation to refrain from owning in excess of 25.72% of the shares of voting capital stock of VimpelCom (as described herein under "Description of Primary Agreement - Limitation on Telenor's ownership of voting capital stock of VimpelCom"), be entitled to exercise the Share Option in respect of such number of Option Shares as can be purchased at the Applicable Price for an aggregate amount equal to US$10,000,000 (or if the aggregate amount of the disbursements is less than US$10,000,000, then such amount) plus accrued interest and fees under the Loan Agreement, (y) if such Public Offering is a Public Offering of Notes, Telenor shall be entitled to exercise the Note Option in respect of such aggregate principal amount of Option Notes as can be purchased at the Applicable Price for an aggregate amount equal to US$40,000,000 (or if the aggregate amount of disbursements under the Loan Agreement is less than US$50,000,000, then the aggregate amount of such disbursements minus US$10,000,000) and (z) if such Public Offering is a Public Offering of New Shares or New ADSs, Telenor shall, subject to Telenor's obligation to refrain from owning in excess of 25.72% of the shares of voting capital stock of VimpelCom, be entitled to exercise the Share Option in respect of such number of Option Shares as can be purchased at the Applicable Price for an aggregate amount equal to US$40,000,000 (or if the aggregate amount of disbursements under the Loan Agreement is less than US$50,000,000, then the aggregate amount of such disbursements minus US$10,000,000);

     (ii) if (A) the Loans plus accrued interest and fees are repaid in full prior to the earlier of (1) any disposition by any Seller of any New Shares or New ADSs and (2) a date agreed on by VimpelCom and Telenor, (B) one or more of the Sellers undertakes a Public Offering and (C) the Third Party Lender has not exercised its option under the Third Party Lender Agreement, then (x) if such Public Offering is a Public Offering of Notes and New Shares or of Notes and New ADSs Telenor shall be entitled to exercise the Note Option in respect of such aggregate principal amount of Option Notes as can be purchased at the Applicable Price for an aggregate amount equal to US$50,000,000 (or if the aggregate amount of the disbursements under the Loan Agreement is less than US$50,000,000, then the amount of such disbursements) plus accrued interest and fees under the Loan Agreement, minus the aggregate amount, if any, of the Applicable Price of any Option Shares for which Telenor is obligated to pay pursuant to clause (y) of this paragraph, and (y) if such Public Offering is a Public Offering of New Shares or New ADSs, Telenor shall, subject to Telenor's obligation to refrain from owning in excess of 25.72% of the shares of voting capital stock of VimpelCom, be entitled to exercise the Share Option in respect of such number of Option Shares as can be purchased at the Applicable Price for an aggregate amount equal to US$50,000,000 (or if the aggregate amount of the disbursements under the Loan Agreement is less than US$50,000,000, then the amount of such disbursements) plus accrued interest and fees, minus the aggregate amount, if any, of the Applicable Price of any Option Notes for which Telenor is obligated to pay pursuant to clause (x) of this paragraph; or

     (iii) if (A) the Loans plus accrued interest and fees are repaid in full prior to the earlier of (1) any disposition by any Seller of any New Shares or New ADSs and (2) a date agreed on by VimpelCom and Telenor, (B) one or more of the Sellers undertakes a Public Offering of Notes and (C) the Third Party Lender has not exercised its option under the Third Party Lender Agreement, then Telenor shall be entitled to exercise the Note Option in respect of such aggregate principal amount of Option Notes as can be purchased at the Applicable Price for an aggregate amount equal to US$50,000,000 (or if the aggregate amount of the disbursements under the Loan Agreement is less than US$50,000,000, then the amount of such disbursements) plus accrued interest and fees.

     Russian law requires the Ministry for Anti-Monopoly Policy and Support for Entrepreneurship of the Russian Federation (the "MAMP") to approve Telenor's purchases of the New Shares, New ADSs and/or Notes. If the MAMP has not given such approval on the date that is three (3) business days prior to the closing of Telenor's purchase, then (i) Telenor shall have no obligation to purchase any Option Securities, (ii) no Seller shall have any obligation to sell any Option Securities, (iii) neither Telenor nor any Seller shall be in breach of the Primary Agreement and (iv) the Sellers may proceed with a Public Offering of New Shares, New ADSs and/or Notes(collectively, "Disposed Securities"). In addition, if the Securities Options cannot be exercised because neither any New Shares, any New ADSs nor any Notes have been issued to any Seller or any other person prior to the termination of the Primary Agreement, no Seller shall be in breach of the Primary Agreement as a result.

     General Terms for Exercise of Securities Options

     Section 2.03 of the Primary Agreement sets forth the general procedures for exercising the Share Option and the Note Option. Procedures relating to the exercise of the Share Option and the Note Option in special circumstances are set out in other sections of the Primary Agreement, and discussed herein.

     Subject to Telenor's obligation to refrain from owning in excess of 25.72% of the shares of voting capital stock of VimpelCom, Telenor shall exercise the Securities Options, if at all, in whole and not in part, provided, however, that if the aggregate amount of Disposed Securities is less than the aggregate amount of Option Notes and/or number of Option Shares which Telenor is entitled to purchase under the Primary Agreement, then Telenor shall have the right to exercise the Securities Options in part, in respect of all of the Option Notes and/or Option Shares constituting Disposed Securities, and shall retain all of its rights under the Securities Options with respect to such aggregate amount of Option Notes and/or number of Option Shares as is equal to the difference between the aggregate amount of Option Notes and/or number of Option Shares which Telenor is entitled to purchase and the aggregate amount of Option Notes and/or number of Option Shares constituting Disposed Securities. Telenor shall notify the relevant Seller no later than the fourth business day following the receipt of the Offer of Telenor's election (if applicable) to purchase the Option Shares and/or the Option Notes, as the case may be (such notice, an "Exercise Notice").

     Other than as specifically required in the preceding paragraph, Telenor shall not be under any obligation to send an Exercise Notice and may allow the relevant Securities Option to expire without purchasing any Option Securities, provided, however, that once Telenor has delivered to a Seller an Exercise Notice, Telenor shall be bound to effect the purchase described in such Exercise Notice. However, under Russian law, VimpelCom must file a placement report regarding the issuance of the New Shares with the FCSM no earlier than two weeks after disclosure in the FCSM's bulletin of the completion of the placement of the Option Securities. If within thirty-five (35) days after the date of filing by VimpelCom of such placement report with the FCSM the FCSM shall have failed to register such placement report, (a) Telenor's Exercise Notice shall be rescinded and automatically cancelled without the need for any further action by the parties, (b) Telenor shall have no obligation to effect the purchase described in such Exercise Notice and (c) any Securities Option purported to have been exercised pursuant to such Exercise Notice shall be reinstated in full force and effect with respect to all of the Option Securities referred to therein as if neither such Exercise Notice nor the Offer related thereto have ever been executed and delivered.

     If Telenor is entitled to elect to exercise the Securities Options and does not elect to exercise the Securities Options after having received a written offer from a Seller, the relevant Seller shall have the right (subject to the requirements for disposition of securities set forth in Section 5.02 of the Primary Agreement and discussed herein) to sell the relevant Disposed Securities not purchased by Telenor at a price not below the Applicable Price offered to Telenor, within twenty-five (25) business days after the date of the written offer. If the disposition of such Disposed Securities does not take place on the conditions set forth in this paragraph, such Seller shall not sell or otherwise transfer any such Disposed Securities without first offering them to Telenor.

     Limitation on Telenor's Ownership of Voting Capital Stock of VimpelCom

     Telenor's right to exercise its Securities Options in respect of any Option Shares shall be subject to Telenor's obligations under the Registration Rights Agreement dated as of December 1, 1998 by and among VimpelCom, Telenor, Dr. Zimin, Glavsotkom LLC and the Bee Line Fund, and the Letter Agreement. If by exercising its Securities Options in whole in respect of any Option Shares constituting Disposed Securities, Telenor's ownership of shares of voting capital stock of VimpelCom would exceed 25.72% of the shares of voting capital stock of VimpelCom, Telenor shall have the right to exercise the Securities Option in part and shall retain all of its rights under the Securities Options with respect to such number of Option Shares as is equal to the difference between the aggregate number of Option Shares which Telenor is entitled to purchase and the aggregate number of Option Shares purchased by Telenor pursuant to such exercise of its Securities Options; provided that the exercise of such rights shall in all cases remain subject to the obligations of Telenor under the Registration Rights Agreement and Letter Agreement.

     Mandatory Exercise of Securities Options

     Section 2.04 of the Primary Agreement sets forth the conditions to, and procedures for, the mandatory exercise of the Securities Options by Telenor.

     If any Seller disposes of any Disposed Securities in a Public Offering on or before a date agreed on by VimpelCom and Telenor, and if the conditions precedent described in the next paragraph have been satisfied, Telenor shall be required to exercise the Share Option and/or the Note Option, as the case may be (a "Mandatory Exercise"), in accordance with the procedures set forth in Section
2.04 of the Primary Agreement.

     The conditions precedent to Telenor's Mandatory Exercise are:

     (i) At least ten (10) business days prior to any disposition in relation to such Public Offering, Telenor shall have received: (x) from VimpelCom, a notice stating that VimpelCom expects, in good faith, to repay the Loans and the Third Party Lender Loan, if any, at least one (1) business day prior to the date of such Public Offering, and attaching a copy of a letter from Citibank, N.A., addressed to VimpelCom, the Sellers and Telenor, confirming that the Citibank Agreement is in effect and that Citibank is not aware of any circumstances that would prevent disbursement under the Citibank Agreement at least one (1) business day prior to the Public Offering scheduled to take place as specified in the Offer; and (y) from the relevant Seller(s), a notice entitled "Mandatory Exercise of Option Requirement," which shall provide Telenor with all material information with respect to the proposed disposition, state that each such Seller requires the Mandatory Exercise of the relevant Securities Option and be accompanied by (1) a copy of the notice of payment referred to in clause (x) above and (2) copies of all of applicable regulatory consents and approvals;

     (ii) At least six (6) business days prior to any disposition in relation to such Public Offering, the relevant Seller(s) shall have satisfied the conditions precedent described in Section 2.08(c), (e), (f), (g), (h), (j) and (l) of the Primary Agreement, or such Seller shall have shown to Telenor's satisfaction that such conditions precedent are capable of being satisfied on the date of closing of Telenor's purchase; and

     (iii) At least one (1) business day prior to any disposition in relation to such Public Offering, all of the conditions precedent specified in
Section 2.08 of the Primary Agreement (to the extent not previously satisfied) (other than the condition precedent specified in Section 2.08(n)) shall have been satisfied or shall have been shown by such Seller (to the satisfaction of Telenor) to be capable of being satisfied on the date of closing of Telenor's purchase.

     With respect to any Securities Option exercisable as part of or in conjunction with a Public Offering (other than a purchase of New Shares simultaneously with a Public Offering of Notes), the price per New Share, New ADS or Note, as the case may be (the "Public Offering Price"), shall be, in the case of any New ADSs and/or Notes, the price per New ADS or Note, respectively, specified on the cover of the relevant prospectus for such New ADSs and/or Notes, as applicable, and, in the case of any New Shares, the price per New ADS specified on the cover of the relevant prospectus for such New ADSs, divided by zero point seven five (0.75).

     The closing of Telenor's purchase under the relevant Securities Option shall take place on the date of the settlement of the Public Offering.

     If Telenor has received a notice from VimpelCom stating that VimpelCom expects, in good faith, to repay the Loans and the Third Party Lender Loan, if any, at least one (1) business day prior to the date of the Public Offering, but the repayment of the Loans under the Loan Agreement does not take place at least one (1) business day prior to the Public Offering, no Seller shall proceed with the proposed Public Offering or any subsequent Public Offering unless the Sellers again comply with all the requirements for the Mandatory Exercise or the requirements for the voluntary exercise of Securities Options in a Public Offering (as described in the next section).

     Voluntary Exercise of Securities Options in a Public Offering

     Section 2.05 of the Primary Agreement sets forth the conditions to and procedures for the voluntary exercise by Telenor of the Securities Options in a Public Offering.

     If any Seller proposes to dispose of any Disposed Securities in a Public Offering on or before a date agreed on by VimpelCom and Telenor but does not send a notice of Mandatory Exercise, then such Seller shall nevertheless offer the Option Securities to Telenor in accordance with Section 2.03(a) of the Primary Agreement (General Terms for the Exercise of Securities Options) and
Section 2.04(c) and (e) of the Primary Agreement, (Mandatory Exercise of Securities Offerings) at the Public Offering Price.

     Exercise of Securities Options Other than in a Public Offering

     Section 2.06 of the Primary Agreement sets forth the conditions to and procedures for the mandatory exercise by Telenor of the Securities Options other than in a Public Offering.

     If any Seller proposes to dispose of any New Shares or New ADSs other than in a Public Offering (and no Notes are being simultaneously disposed of in a Public Offering), the Share Option shall be exercisable as follows:

     (i) With respect to the Securities Option to be exercised in accordance with this paragraph, the price per New Share or New ADS shall be the lower of
(A) the lowest price offered to any other purchaser and (B) the ADS-Based Price. "ADS-Based Price" is defined as the lower of (a) the average quoted closing price for ADSs of VimpelCom on the New York Stock Exchange ("NYSE") during the last three (3) trading days prior to the third trading day prior to the payment for the New Shares or New ADSs, and (b) the average quoted closing price for ADSs of VimpelCom on the NYSE during the last thirty (30) trading days prior to the third trading day prior to the purchase of the New Shares or New ADSs, and, if such ADS-Based Price is being applied to a payment for New Shares, such ADS-Based Price shall, in each case, be divided by zero point seven five (0.75).

     (ii) The closing under the relevant Share Option shall take place on the date specified in the relevant Exercise Notice, which date shall be no later than ten (10) business days after the Exercise Notice.

     If any Seller proposes to dispose of any New Shares or New ADSs other than in a Public Offering (and Notes are being simultaneously disposed of in a Public Offering), the Share Option shall be exercisable as follows:

     (i) With respect to the Securities Option to be exercised in accordance with this paragraph, the price per New Share or New ADS shall be the lower of (A) the lowest price offered to any other purchaser and (B) the "base price" per New Share or New ADS determined by the underwriter in connection with its determination of the conversion rate for such Notes.

     (ii) At least ten (10) business days prior to the date of the disposition in such Public Offering of the Notes, the relevant Seller shall notify Telenor in writing of such proposed disposition, provide Telenor with all material information with respect to such proposed disposition, and offer in writing to sell to Telenor the Option Shares at the Applicable Price. Thereafter, Telenor and such Seller shall comply with their respective obligations for a Mandatory Exercise.

     Exercise of Securities Option Other than in Connection with Disposition by a Seller

     Section 2.07 of the Primary Agreement sets forth the conditions to and procedures for the exercise of the Securities Options by Telenor other than in connection with a disposition by a Seller.

     If (i) any Seller becomes the owner of any New Shares and, within one (1) month following the registration of the report on the results of the issuance of such New Shares with the FCSM, no disposition of such New Shares, New ADSs and/or Notes occurs or (ii) the aggregate outstanding principal amount of the Loans and all accrued interest and fees owing under the Loan Agreement have not been repaid in full by VimpelCom and no disposition of the Option Securities has occurred by January 27, 2001, the Share Option shall be exercisable as follows:

     (i) Telenor shall, if, and to the extent any New Shares have been issued to any Seller on or prior to such date, have the right to exercise the Share Option, in whole or in part, at any time and/or from time to time, by sending to such Seller a notice specifying that Telenor wishes to purchase the Option Shares or any part thereof, the number of New Shares or New ADSs to be purchased and the date, time and place of the closing of such purchase.

     (ii) With respect to the Securities Option to be exercised in accordance with Section 2.07, the price per New Share or New ADSs shall be the ADS-Based Price.

     Applicable Price

     The Primary Agreement defines "Applicable Price" as (a) for a Securities Option to be exercised in accordance with Section 2.04 or 2.05 of the Primary Agreement, the Public Offering Price, (b) for a Securities Option to be exercised in accordance with Section 2.06 of the Primary Agreement, the price described in Section 2.06 and (c) for a Securities Option to be exercised in accordance with Section 2.07 of the Primary Agreement, the ADS-Based Price.

     Conditions to the Closing

     Section 2.08 of the Primary Agreement sets out the conditions precedent to the closing of Telenor's purchase of New Shares, New ADSs and/or Notes. Telenor's obligation to send an Exercise Notice in respect of the Mandatory Exercise under Section 2.04 of the Primary Agreement, or to purchase the Option Securities at the closing upon Telenor's exercise of the relevant Securities Option under Section 2.06 (Exercise of Securities Option Other than in a Public Offering) or Section 2.07 (Exercise of Securities Option Other than in Connection with a Disposition by a Seller) of the Primary Agreement, is subject to the satisfaction of certain conditions by each Seller selling such Option Securities, in addition to any other conditions that may be applicable in accordance with Section 2.03 through Section 2.07 (inclusive) of the Primary Agreement. These conditions precedent include, among others:

     (a) The Loans and, if the Third Party Lender has exercised its option under the Third Party Lender Agreement, the Third Party Lender Loan shall have been repaid in full at least one (1) business day prior to the closing;

     (b) Each Seller shall have performed and complied with each of its obligations under Article V of the Primary Agreement (discussed herein), and VimpelCom shall have performed and complied with each of its obligations under the Guarantee, the Primary Agreeement, the Loan Agreement and the other Financing Agreements to which it is a party;

     (c) Each of the other Principal Agreements (defined as the Primary Agreement, the Loan Agreement, the Guarantee and the other Financing Agreements) shall have been executed and delivered by the parties thereto other than Telenor, and shall be in full force and effect;

     (d)   Telenor shall have received the MAMP Approval; and

     (e) In the case of any Public Offering in which Telenor is purchasing Option Securities, such Seller shall have delivered to Telenor (i) copies of all legal opinions rendered by the general, special, in-house and any other legal counsel of VimpelCom and/or such Seller in connection with such Public Offering,
(ii) copies of any documents delivered to the Underwriters of and/or investors in such Public Offering by VimpelCom and/or such Seller and (iii) upon request of Telenor, letters from such legal counsel and/or such Seller addressed to Telenor, entitling Telenor to rely on such opinions and/or other documents, as the case may be.

     Covenants of the Sellers

     In Article V of the Primary Agreement, the Sellers have undertaken to Telenor to perform and comply with certain covenants. These covenants include, among others:

     (a) Designation of Sellers. No Seller shall designate any person as a purchaser of any New Shares unless (i) such person is owned or controlled directly or indirectly by VimpelCom, (ii) with certain exceptions, Telenor has given its consent to such designation and (iii) such person becomes a party to the Primary Agreement by executing an endorsement.

     (b) Disposition of Securities. (i) No Seller shall dispose of any Disposed Securities to any person other than Telenor for a price which is less than the Applicable Price required to be offered to Telenor, unless (x) if Telenor has not yet exercised the relevant Securities Option, such Seller first offers the Option Securities to Telenor at such lower price in accordance with the procedures set forth in the Primary Agreement or (y) if Telenor has already purchased the Option Securities, Telenor shall have received, with respect to each Option Security, the difference between the Applicable Price therefor paid by Telenor and such lower price.

     (ii) If the Third Party Lender shall have exercised its option under the Third Party Lender Agreement, no Seller shall dispose of any Notes without simultaneously disposing of the number of New Shares or New ADSs as equals or exceeds the number of the Option Shares and offering Telenor an opportunity to exercise the Note Option and the Share Option.

     (iii) No Seller shall dispose of any New Shares or New ADSs or any securities convertible into New Shares or New ADSs or any interests in or affecting any New Shares or New ADSs, except in accordance with the terms and conditions of the Primary Agreement.

     (iv) No Seller shall create any lien on or otherwise encumber any New Shares or New ADSs, provided that a Seller may create liens on New Shares or New ADSs for the benefit of an indenture trustee, issuing and paying agent or like person appointed in relation to Notes exchangeable for such New Shares or New ADSs and/or for the benefit of an affiliate of VimpelCom which is an issuer of Notes and/or an affiliate of VimpelCom which is involved in the structuring of the issuance of any New Shares, New ADSs and/or Notes exchangeable for New Shares or New ADSs.

     (v) No Seller shall grant any options to any person with respect to any New Shares, New ADSs or the Notes, except for the options granted to Telenor, and subject to certain other exceptions.

     (c) Registration of Ownership; Reimbursement. (i) If the FCSM shall have failed to register the issuance of any Option Securities purchased by Telenor from any Seller, such Seller shall use its best efforts to cure any defect in its report on issuance of such Option Securities within the time allotted for such cure under applicable law.

     (ii) If (A) any Seller has attempted to cure a defect in its report on issuance in accordance with the preceding paragraph but has failed to cure such defect (or such defect is not capable of cure), and (B) Telenor has made a demand under the Citibank Guarantee and has not received all of the proceeds of such demand or the Citibank Guarantee has been cancelled prior to the making of such demand, then on or prior to the earlier of (x) two (2) business days after the last day of any period provided under applicable law for the cure of such defect and (y) thirty-five (35) days from the date of filing of such report on issuance with the FCSM, such Seller shall reimburse to an account of Telenor the aggregate amount paid by Telenor to such Seller for the Option Securities the issuance of which the FCSM has failed to register.

     Covenants of Telenor

     In Article VI of the Primary Agreement, Telenor has undertaken to the Sellers to perform and comply with certain covenants. These covenants include, among others, to submit the application for approval to the MAMP for the purchases contemplated in the Primary Agreement no later than thirty (30) calendar days after June 23, 2000 (which date will be July 23, 2000). Telenor has submitted such application to the MAMP.

     Termination

     The Primary Agreement shall terminate on the earlier of (a) the agreement of the parties to terminate the Primary Agreement, (b) Telenor sending notice of termination to VimpelCom, in its sole discretion, provided the conditions for the Mandatory Exercise have not been satisfied on or before a date agreed on by VimpelCom and Telenor and the Loans have not been repaid on or prior to such date, and (c) June 30, 2001.

     Effect of Primary Agreement for Purposes of Russian Law

     Current Russian securities regulations prohibit issuers from concluding agreements to place shares with a specific purchaser prior to the time the shares have been registered with the FCSM. For this reason, the provisions of the Primary Agreement are, solely for the purposes of compliance with Russian law, considered a preliminary agreement and not a transaction involving securities. To satisfy the requirements of Russian securities regulations, by virtue of entering into the Primary Agreement, (i) no Seller shall be obligated to transfer any securities to Telenor or shall be considered to have offered any securities to Telenor and (ii) Telenor shall not be obligated to purchase any securities from any Seller or to make payment for any securities. However, the actual transactions contemplated by the Primary Agreement shall, for Russian law purposes, constitute transactions involving securities, provided that in no event shall such transactions take place before the registration of the issuance of such securities and the registration of the placement report regarding such issuance with the FCSM and payment in full for such securities by the Sellers.

Description of Share Pledge
---------------------------

     Pledge

     Under the Share Pledge, the Bee Line Fund has pledged 845,466 shares of Common Stock (the "Pledged Shares"), and all rights in, to and under the Pledged Shares as security for the prompt payment in full when due of the Secured Obligations (the "Pledge"). The "Secured Obligations" are defined as (a) the Loans made to VimpelCom in an aggregate amount of up to US$50,000,000, (b) the Loan made to VimpelCom pursuant to the Mandatory Disbursement, (c) the structuring fee of US$200,000 and the facility fee of US$600,000, (d) interest, including default interest, (e) any other fees, charges penalties and damages under, or incurred by Telenor in connection with the enforcement of, the Loan Agreement, (f) any losses, penalties, fees, costs and damages incurred by Telenor in connection with (i) any failure by any Seller to perform any of its obligations under the Primary Agreement and the enforcement by Telenor of any of its rights thereunder or (ii) any failure by VimpelCom to perform any of its obligations under the Guarantee and the enforcement by Telenor of any of its rights thereunder, and (g) the obligations of the Bee Line Fund to Telenor under the Share Pledge.

     Effectiveness of Pledge

     The Pledge shall be (i) registrable by Telenor delivering to the NRC a pledge order duly executed by the Bee Line Fund on the earlier of: (A) the January 27, 2001 and (B) the date of the occurrence of an Event of Default described in the Loan Agreement and (ii) fully enforceable by Telenor in accordance with the terms of the Share Pledge from and after the earlier of such dates.

     Rights of Telenor

     Upon the occurrence of an Event of Default described in the Loan Agreement, Telenor shall be entitled to exercise certain rights with respect to that portion of the Pledged Shares which constitutes the Relevant Pledged Shares. The "Relevant Pledged Shares" are defined as, as of the date of any payment of dividends, the date of any vote of VimpelCom shareholders or the date of any sale of Pledged Shares upon the occurrence of an Event of Default, such number of Pledged Shares as is equal to the product of (a) the aggregate number of the Pledged Shares on such date multiplied by (b) a fraction, the numerator of which is the aggregate amount of the Secured Obligations on such date and the denominator of which is US$50,000,000.

     Upon the occurrence of an Event of Default:

     (a) any and all dividends and other distributions accruing on or deriving from the Relevant Pledged Shares which are thereafter paid or distributed (notwithstanding that they may have accrued in respect of an earlier period) shall:

     (i) if received by the Bee Line Fund (or any nominee of the Bee Line Fund) be held in trust and forthwith paid and transferred to Telenor; and

     (ii) when and if received by Telenor (or its nominee), form part of the Pledged Shares and be held by Telenor on the terms of the pledge as additional security.

     (b) Telenor may from time to time exercise all voting and other rights and powers attached to the Relevant Pledged Shares in such manner as Telenor thinks fit and the Bee Line Fund shall, and shall procure that any nominee of the Bee Line Fund shall, comply with any such directions of Telenor; and

     (c) Telenor shall be entitled to sell in accordance with applicable Russian law the Relevant Pledged Shares.

     Proceeds

     All cash proceeds Telenor receives as result of the exercising its rights under the Share Pledge shall be applied to make payments in the following order:

     (a) the amount of all expenses, costs, demands for payment, obligations, and the like paid, incurred, or presented for payment to Telenor in connection with the exercise of its rights hereunder;

     (b) all other obligations comprising Secured Obligations, in the order determined by Telenor; and

     (c) payments for the benefit of the Bee Line Fund if Telenor is not required to make any payments in favor of any other person in accordance with applicable law.

     Actions Required to be Taken in Respect of Pledge

Prior to the first disbursement under the Loan Agreement, the Bee Line Fund is required to:

     (a) deliver to Telenor's counsel a fully completed and duly executed pledge order;

     (b)  execute and deliver to Telenor a description of the Pledged Shares;

     (c) make a record in the Bee Line Fund's book of pledges with respect to the existence of the Share Pledge (and deliver a certified copy of such record to Telenor); and

     (d) comply with any applicable notice requirements set forth in the Law of the Russian Federation on Pledge.

     Termination

     The Share Pledge shall remain in effect until the earlier of (a) the date on which all of the Secured Obligations have been repaid in full to the satisfaction Telenor and (b) if no disbursements under the Loan Agreement are made, the date of the suspension or cancellation by Telenor of VimpelCom's right to any disbursement and the repayment in full of all accrued interest and fees and other amounts owing under the Loan Agreement.

Description of the Guarantee
----------------------------

     Guarantee

     Under the Guarantee between VimpelCom and Telenor, VimpelCom has guaranteed to Telenor the performance by each and all of the Sellers of each of their respective obligations under the Primary Agreement (the "Guaranteed Obligations"), and has agreed that if any Seller defaults in the performance of any Guaranteed Obligations, VimpelCom shall pay to Telenor all damages, costs and expenses that Telenor is entitled to recover from such Seller by reason of such default.

     No Limitation on Guarantee

     The annual shareholders' meeting of VimpelCom which took place on June 30, 2000 approved the terms of the Guarantee and VimpelCom's execution of the Guarantee by the number of votes required under Russian law for the adoption of such resolution. Therefore, in accordance with Section 2.07 of the Guarantee, the aggregate amount which VimpelCom may be required to pay under the Guarantee is not limited to an amount equal to 1.9% of the book value of the assets of VimpelCom calculated in accordance with Russian accounting principles.

     Currency of Payment

     Payments under the Guarantee shall be made in US dollars or, if VimpelCom shall have failed to obtain a license from the Russian Federation Central Bank authorizing VimpelCom to make payments to Telenor in US dollars under the Guarantee (the "Guarantee Central Bank License"), in Rubles or in such other currency as Telenor may choose.

     VimpelCom shall apply for the Guarantee Central Bank License no later than thirty (30) business days after June 23, 2000 (which date will be July 23, 2000), and VimpelCom shall use its best efforts to obtain the Guarantee Central Bank License within one hundred and twenty (120) calendar days after June 23, 2000 (which date will be October 21, 2000).

Description of the Letter Agreement
-----------------------------------

     Under the Letter Agreement, VimpelCom, and each of Dr Zimin, Glavosotkom LLC and the Bee Line Fund (each a "Significant Zimin Shareholder") have provided certain waivers and consents with respect to the transaction documents (the "Transaction Documents") executed in connection with Telenor's original purchase of 25.72% of the voting capital stock of VimpelCom, as described in the statement on Schedule 13D filed by Telenor and Telenor AS on December 10, 1998. Among others things, VimpelCom and the Significant Zimin Shareholders have:

     (a) consented to the acquisition by Telenor, at any time after Telenor's shareholding in VimpelCom has decreased below its current shareholding, of additional shares in VimpelCom such that Telenor's aggregate shareholding in VimpelCom does not exceed 25.72% of the voting shares of VimpelCom;

     (b) (i) waived any and all provisions in the Transaction Documents conditioning any of Telenor's rights, obligations or remedies thereunder upon its holding of at least 25% plus one (1) voting share in VimpelCom; and (ii) agreed that any decrease of Telenor's shareholding below 25% plus one (1) voting share shall not limit or otherwise impair any of Telenor's rights, obligations and remedies under the Transaction Documents; provided that, in certain cases,
(x) Telenor continues to hold at least 20% of the voting shares in VimpelCom and
(y) any decrease of Telenor's shareholding below 25% plus one (1) voting share is not the result of a transfer by Telenor of the shares of VimpelCom to a person other than an affiliate of Telenor;

     (c) consented to Telenor entering into the Primary Agreement and the agreements and transactions contemplated thereby; and

     (d) (i) agreed that nothing in the Transaction Documents shall prohibit any purchase by Telenor (the "Note Purchase") of Notes; (ii) consented to such Note Purchase and to the conversion of the Notes so acquired into the shares of VimpelCom; (iii) agreed that neither such Note Purchase nor the conversion by Telenor of such Notes shall affect, impair or otherwise limit any of Telenor's rights, obligations or remedies under any of the Transaction Documents; and (iv) agreed that Telenor shall have the right to dispose of such Notes without any restriction whatsoever, except such restrictions as are mandated by applicable law or as are applicable to all holders of Notes; provided that, in each case, Telenor shall not (A) voluntarily convert Notes into shares of VimpelCom if, after giving effect to such conversion, it would own more than 25.72% of the voting shares of VimpelCom or (B) on the date of redemption or conversion of the last Note, hold any Notes in excess of the amount of Notes which, after giving effect to conversion of such Notes, would result in Telenor owning more than 25.72% of the voting shares of VimpelCom.

     In addition, each of VimpelCom and the Significant Zimin Shareholders has undertaken to Telenor to take certain actions.

     VimpelCom has undertaken to Telenor:

     (a) (subject to the exercise of the fiduciary duties of its Board of Directors in accordance with applicable law) to use its best efforts to effect the offering of shares contemplated by the April 13, 2000 extraordinary shareholders' meeting of VimpelCom, and to ensure that if and when VimpelCom and/or any Seller proposes to offer securities and file a registration statement with the United States Securities and Exchange Commission, in consideration of the making of Loans by Telenor under the Loan Agreement and to ensure repayment thereof, Telenor is offered an opportunity to purchase, in accordance with the Primary Agreement, such number of shares of VimpelCom, ADSs and/or Notes as to enable Telenor to retain Telenor's holding of at least 25.72% of the voting shares of VimpelCom; and

     (b) that (i) any New ADSs or any Notes purchased by Telenor in a Public Offering shall be the subject of a registration statement which has been declared effective under the Act on or prior to the date of their acquisition by Telenor and (ii) any New ADSs, New Shares and/or Notes purchased by Telenor pursuant to the Primary Agreement in an offering which is exempt from the registration requirements of the Act shall constitute Registrable Securities (as defined in the Registration Rights Agreement dated as of December 1, 1998 by and among VimpelCom, Telenor, and the Significant Zimin Shareholders) and shall be entitled to all benefits accruing to Registrable Securities under the Registration Rights Agreement.

     The Significant Zimin Shareholders have undertaken to Telenor that, during the period from the date hereof until the date of termination of the Shareholders Agreement dated as of December 1, 1998, and effective as to Telenor, Dr. Zimin, and the Significant Zimin Shareholders, such Significant Zimin Shareholder shall take any reasonable action necessary or required to cause VimpelCom to comply with its undertakings in the Letter Agreement.

Disclaimer
----------

     The preceding summary of certain provisions of the Loan Agreement, the Primary Agreement, the Share Pledge, the Guarantee, and the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits A, B, C, D and E hereto, respectively, and which are incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     (a) and (b)  If Telenor were to exercise in full the Securities
Options described in Item 4, and if VimpelCom were to complete a Public Offering or private placement of the 5,199,600 New Shares that would remain after Telenor exercised the Securities Options in full, Telenor would be the direct beneficial owner of 10,702,601 shares of Common Stock of VimpelCom (comprising 8,902,201 shares of Common Stock Telenor currently holds directly, plus 1,800,400 shares of Common Stock that would be acquired by Telenor upon full exercise of the Securities Options), which would constitute 25.78% of the issued and outstanding voting capital stock (30.51% of the issued and outstanding shares of Common Stock) of VimpelCom.

     In addition, if Telenor were to enforce its rights under the Share Pledge following the occurrence of an Event of Default under the Loan Agreement, Telenor would be the direct beneficial owner of the 845,466 shares of Common Stock of VimpelCom subject to the

Pledge. In such event, until Telenor sold the Pledged Shares at question in accordance with Russian law and the terms of the Share Pledge, Telenor would be the direct beneficial owner of an aggregate of 11,548,067 shares of Common Stock of VimpelCom (comprising 8,902,201 shares of Common Stock Telenor currently holds directly, plus 1,800,400 shares of Common Stock that would be acquired by Telenor upon full exercise of the Securities Options, plus 845,466 shares of Common Stock that would be acquired by Telenor upon enforcement of the Pledge), which would constitute 27.82% of the outstanding voting capital stock (32.92% of the outstanding Common Stock ) of VimpelCom.

     If VimpelCom were to exercise its call option under Section 2.07 of the Primary Agreement dated as of December 1, 1998 between VimpelCom and Telenor (the "Initial Primary Agreement") in respect of all of the 275,809 shares of Common Stock currently subject to such option, then Telenor's ownership interest would be reduced to 25% plus one share of VimpelCom's total issued and outstanding voting capital stock (assuming no enforcement of Telenor's rights under the Share Pledge), or 27.15% of VimpelCom's total issued and outstanding voting capital stock (assuming enforcement of Telenor's rights under the Share Pledge).

     Upon the exercise of the Securities Options, Telenor would have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 10,702,601 shares of Common Stock, in the aggregate, that would be retained by it upon such exercise, and upon the exercise of the Securities Options and the enforcement of the Pledge, the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 11,548,067 shares of Common Stock, in the aggregate, that would be retained by it upon such enforcement.

     Augie K. Fabela ("Mr. Fabela") and Geneva Investment Trust I, L.L.C. ("Geneva") have ceased to be parties to the Shareholders Agreement dated as of December 1, 1998 (the "Shareholders Agreement") by and among Telenor, Dr. Zimin, Glavsotkom LLC, the Bee Line Fund, Mr. Fabela and Geneva, pursuant to Article VI thereof. Accordingly, if Telenor were to exercise the Securities Options, a total of 23,170,937 shares of Common Stock of VimpelCom would be subject to the Shareholders Agreement, constituting in the aggregate approximately 55.68% of VimpelCom's total issued and outstanding voting capital stock, after giving effect to the issuance of all 7,000,000 New Shares. Because the Bee Line Fund is a party to the Shareholders Agreement, the total number of shares of Common Stock subject to the Shareholders Agreement would not change if Telenor were to enforce its security interest under the Share Pledge, unless Telenor were to sell such shares to a third party who is not a party to the Shareholders Agreement. If Telenor were to sell all shares subject to the Share Pledge to such a third party, then only 22,325,471 shares of Common Stock would be subject to the Shareholders Agreement, constituting in the aggregate approximately 53.65% of VimpelCom's total issued and outstanding voting capital stock, after giving effect to the issuance of all 7,000,000 New Shares. If VimpelCom were to exercise its call option under the Initial Primary Agreement in respect of all of the 250,000 shares of Common Stock currently subject to such option, then only 22,920,937 shares of Common Stock would be subject to the Shareholders Agreement, constituting in the aggregate approximately 55.08% of VimpelCom's total issued and outstanding voting capital stock, after giving effect to the issuance of all 7,000,000 New Shares. Neither the filing of this Amendment No. 6 nor any of its contents shall be deemed to constitute an admission that Telenor or Telenor AS is the beneficial owner of any shares of voting capital stock of VimpelCom (other than, solely in the case of Telenor, after the completion of the transactions described in Item 4 above, 10,702,601 shares of Common Stock or 11,548,067 shares of Common Stock, as the case may be) for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Telenor is a wholly owned subsidiary of Telenor AS, and, as a result, Telenor AS may be deemed to be the indirect beneficial owner of the shares of Common Stock of VimpelCom owned by Telenor. Neither the filing of this Amendment No. 6 nor any of its contents shall be deemed to constitute an admission that Telenor AS is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Neither Telenor nor Telenor AS has effected any transactions in the Common Stock of VimpelCom during the past sixty (60) days or since the filing of the most recent amendment to this Statement on Schedule 13D, other than the transactions described herein.

     (d) Neither Telenor nor Telenor AS knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

     (e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               ------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

     Except as provided in the Loan Agreement, the Primary Agreement, the Share Pledge, the Guarantee and the Letter Agreement, or as set forth herein, neither Telenor nor Telenor AS, nor, to the best of Telenor's and Telenor AS's knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits
               --------------------------------

     1. Attached hereto as Exhibit "A" is a conformed copy of the Loan Agreement dated as of June 23, 2000 between VimpelCom, as the Borrower, and Telenor, as the Lender, with respect to the Loans.

     2. Attached hereto as Exhibit "B" is a conformed copy of the Primary Agreement dated as of June 23, 2000 between Telenor, as the Purchaser, and the Sellers, with respect to the Securities Options.

     3. Attached hereto as Exhibit "C" is a conformed copy of the Share Pledge dated June 23, 2000 between the Bee Line Fund, as the Pledgor, and Telenor, as the Lender.

     4. Attached hereto as Exhibit "D" is a conformed copy of the Guarantee dated as of June 23, 2000 between VimpelCom, as the Guarantor, and Telenor, as the Beneficiary.

     5. Attached hereto as Exhibit "E" is a conformed copy of the Letter Agreement dated June 23, 2000 by and among VimpelCom, Dr. Zimin, Glavsotkom LLC, the Bee Line Fund and Telenor, with respect to certain waivers and consents under the Transaction Documents.

     6. Attached hereto as Exhibit "F" is a conformed copy of the Waiver Letter dated July 5, 2000 between Telenor and VimpelCom with respect to certain waivers and undertakings relating to the Loan Agreement.

     7. Attached hereto as Exhibit "G" is a conformed copy of the Power of Attorney of Telenor in favor of Henrik Torgersen, dated June 13, 2000, authorizing Henrik Torgersen to execute on behalf of Telenor the Loan Agreement, the Primary Agreement and other agreements relating to the Loans and the Securities Options, and to take other necessary actions with respect thereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: July 6, 2000                          TELENOR EAST INVEST AS

                                             By  /s/ Henrik Torgersen
                                                 -------------------------------
                                                 Henrik Torgersen
                                                 Attorney-in-Fact


                                             TELENOR AS

                                             By  /s/ Tormod Hermansen
                                                 -------------------------------
                                                 Tormod Hermansen
                                                 President and
                                                 Chief Executive Officer

                               Index to Exhibits

Exhibit A      A conformed copy of the Loan Agreement dated as of June 23, 2000 between VimpelCom, as the Borrower, and Telenor, as the Lender, with respect to the Loan.

Exhibit B      A conformed copy of the Primary Agreement dated as of June 23,
               2000 between Telenor, as the Purchaser, and the Sellers, with respect to the Securities Options.

Exhibit C      A conformed copy of the Share Pledge dated June 23, 2000 between the Bee Line Fund as the Pledgor and Telenor as the Lender.

Exhibit D      A conformed copy of the Guarantee dated as of June 23, 2000 between VimpelCom as the Guarantor and Telenor as the Beneficiary.

Exhibit E      A conformed copy of the Letter Agreement dated June 23, 2000 by and among VimpelCom, Dr. Zimin, Glavsotkom LLC, the Bee Line Fund and Telenor, with respect to certain waivers and consents under the Transaction Documents.

Exhibit F      A conformed copy of the Waiver Letter dated July 5, 2000 between
               Telenor and VimpelCom with respect to certain waivers and undertakings relating to the Loan Agreement.

Exhibit G      A conformed copy of the Power of Attorney of Telenor in favor of
               Henrik Torgersen, dated June 13, 2000, authorizing Henrik
               Torgersen to execute on behalf of Telenor the Loan Agreement, the Primary Agreement and other agreements relating to the Loans and the Securities Options, and to take other necessary actions with respect thereto.